                          Morgan, Lewis & Bockius LLP
                             2000 One Logan Square
                          Philadelphia, PA  19130-6993
                         Telephone No.: (215) 963-5000
                            Fax No.: (215) 963-5299


December 2, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  SEI Investments Capital Accumulation Plan Annual Report on Form 11-K
     --------------------------------------------------------------------

Dear Sir or Madam:

On behalf of the SEI Investments Capital Accumulation Plan (the "Plan"), we have filed with the Securities and Exchange Commission (the "Commission") via the EDGAR system today the Plan's Annual Report on Form 11-K (the "Form 11-K"), pursuant to the Securities and Exchange Act of 1934, as amended, and the Rules promulgated thereunder.

Pursuant to General Instruction A.2.(ii) to Form S-8, the Form 11-K is being filed concurrently with the filing by SEI Investments Company of a registration statement on Form S-8 relating to the registration of 1,000,000 shares and an indeterminate amount of interests to be offered or sold pursuant to the Plan.

If you have any questions or comments concerning the enclosed filing, please do not hesitate to telephone the undersigned at 215-963-5167 or N. Jeffrey Klauder at 215-963-5694.

Very truly yours,

/s/ Martin S. Nelson

Martin S. Nelson

Attachment

cc:  Kevin P. Robins
     N. Jeffrey Klauder

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  ==========

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year* ended:     DECEMBER 31, 1996
                           -----------------------------------------------------
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________________________to ________________

                      Commission file number     0-10200
                                             -----------------

     A.  Full title of the plan and address of the plan, if different from that
     of the issuer named below:__    SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
                                     -----------------------------------------

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: SEI INVESTMENTS COMPANY
                                                    -----------------------
                                                    1 FREEDOM VALLEY DRIVE
                                                    ----------------------
                                                    OAKS, PA  19456
                                                    ---------------

* This report is being filed pursuant to General Instruction A.2.(ii) to Form
S-8.

                                SEI INVESTMENTS
                                ---------------

                           CAPITAL ACCUMULATION PLAN
                           -------------------------

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                  -------------------------------------------




 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

 FINANCIAL STATEMENTS:

    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS -- DECEMBER 31, 1996

    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS -- DECEMBER 31, 1995

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS --
     FOR THE YEAR ENDED DECEMBER 31, 1996

    NOTES TO FINANCIAL STATEMENTS

    SUPPLEMENTAL SCHEDULES:

       SCHEDULE I--ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES -- DECEMBER 31, 1996

       SCHEDULE II--ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS -- FOR THE YEAR ENDED DECEMBER 31, 1996

               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
SEI Investments
Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for benefits of SEI Investments Capital Accumulation Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Philadelphia, Pa.,                                /s/ ARTHUR ANDERSEN LLP
  September 24, 1997

                                SEI INVESTMENTS
                                ---------------

                           CAPITAL ACCUMULATION PLAN
                           -------------------------




                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                ----------------------------------------------

                               DECEMBER 31, 1996
                               -----------------


                                          Core         Large         Core         Small         Large      Diversified  Diversified
                            Stable        Fixed         Cap        Interna-        Cap           Cap        Moderate      Global
                             Asset       Income        Value        tional        Growth        Growth       Growth       Growth
                             Fund         Fund          Fund         Fund          Fund          Fund         Fund         Fund
                          -----------  -----------  ------------  -----------  ------------  ------------  -----------  -----------
Investments                $5,944,371   $3,088,457   $11,355,493   $4,111,927   $11,002,836   $11,611,527       $9,724   $1,425,624

Cash and Short-
  Term Fund                     2,330          391         3,089        1,119         2,999         3,160            9          388

Participant
  Loans                            --           --            --           --            --            --           --           --

Interest
  Receivable                   29,766           --            --           --            --            --           --           --
                           ----------  -----------  ------------  -----------  ------------  ------------  -----------  -----------

Net Assets Available
  For Benefits             $5,976,467   $3,088,848   $11,358,582   $4,113,046   $11,005,835   $11,614,687       $9,733   $1,426,012
                           ==========  ===========  ============  ===========  ============  ============  ===========  ===========

                            Diversified
                              Global     Diversified
                               Stock     Conservative     SEI     Participant
                               Fund          Fund        Stock       Loans        Total
                            -----------  ------------  ---------  -----------  ------------
Investments                  $3,075,452      $314,794   $409,400           --   $52,349,605

Cash and Short-
  Term Fund                         836            86        154           --        14,561

Participant
  Loans                              --            --         --      700,801       700,801

Interest
  Receivable                         --            --         --           --        29,766
                            -----------  ------------  ---------  -----------   -----------

Net Assets Available
  For Benefits               $3,076,288      $314,880   $409,554     $700,801   $53,094,733
                            ===========  ============  =========  ===========   ===========

         The accompanying notes are an integral part of this statement.

                                SEI INVESTMENTS
                                ---------------

                           CAPITAL ACCUMULATION PLAN
                           -------------------------

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                ----------------------------------------------

                               DECEMBER 31, 1995
                               -----------------


                                              Core                          Large         Capital          Core           Small
                              Stable          Fixed         Equity           Cap           Appre-        Interna-          Cap
                               Asset         Income         Income          Value         ciation         tional         Growth
                               Fund           Fund           Fund           Fund            Fund           Fund           Fund
                             ----------    -----------    -----------    -----------    ------------    -----------    -----------
Investments                  $5,984,299     $3,251,428     $5,484,465     $4,540,387     $10,182,900     $3,664,923     $9,080,216

Cash and Short-
  Term Fund                       2,066            702          1,171            969           2,176            782          1,938

Participant
  Loans                              --             --             --             --              --             --             --

Interest
  Receivable                     30,742             --             --             --              --             --             --
                             ----------    -----------    -----------    -----------    ------------    -----------    -----------

Net Assets Available
  For Benefits               $6,017,107     $3,252,130     $5,485,636     $4,541,356     $10,185,076     $3,665,705     $9,082,154
                             ==========    ===========    ===========    ===========    ============    ===========    ===========

                                   Small        Large
                                    Cap          Cap
                                   Value       Growth         SEI       Participant
                                   Fund         Fund         Stock         Loans          Total
                                 ---------    ---------    ---------    -----------     -----------
Investments                       $143,878     $361,290     $429,410    $        --     $43,123,196

Cash and Short-
  Term Fund                             31           77           95             --          10,007

Participant
  Loans                                 --           --           --        627,827         627,827

Interest
  Receivable                            --           --           --             --          30,742
                                 ---------    ---------    ---------    -----------     -----------

Net Assets Available
  For Benefits                    $143,909     $361,367     $429,505       $627,827     $43,791,772
                                 =========    =========    =========    ===========     ===========

         The accompanying notes are an integral part of this statement.

                                SEI INVESTMENTS
                                ---------------

                           CAPITAL ACCUMULATION PLAN
                           -------------------------


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1996
                     ------------------------------------

                                           Core          Large                          Small
                            Stable        Fixed           Cap            Core            Cap
                            Asset         Income         Value      International      Growth
                             Fund          Fund          Fund            Fund           Fund
                         ------------  ------------  -------------  --------------  -------------
Employee
Contributions             $  386,891    $  288,836    $   563,995      $  527,241    $   996,573
Employer
Contributions                 87,356        91,923        161,983         166,451        304,379
Net Realized/
Unrealized
Gain (Loss)                       --      (148,431)       441,189         (48,883)      (245,233)
Dividend and
Interest Income              335,342       256,110        554,449         244,083      2,073,070
Interfund Transfers -
 Net                        (117,548)     (374,810)     5,411,069        (195,945)      (483,544)
Distributions to
 Participants               (732,681)     (276,910)      (315,459)       (245,606)      (721,564)
                          ----------    ----------    -----------      ----------    -----------
Net Increase/
 (Decrease)                  (40,640)     (163,282)     6,817,226         447,341      1,923,681
Net Assets Available
 For Benefits, January
 1, 1996                   6,017,107     3,252,130      4,541,356       3,665,705      9,082,154
                         -----------   -----------   ------------   -------------   ------------
Net Assets Available
 for Benefits,
 December 31, 1996        $5,976,467    $3,088,848    $11,358,582      $4,113,046    $11,005,835
                          ==========    ==========    ===========      ==========    ===========

                              Large      Diversified  Diversified  Diversified
                               Cap        Moderate      Global       Global     Diversified
                             Growth        Growth       Growth        Stock     Conserative
                              Fund          Fund         Fund         Fund         Fund
                          -------------  -----------  -----------  -----------  -----------
Employee
Contributions              $   203,847        $   54   $    2,287      488,496          251
Employer
Contributions                   54,264            10        1,097        2,105           82
Net Realized/
Unrealized
Gain (Loss)                    (26,931)           73        8,039       39,001        1,541
Dividend and
Interest Income                116,455             6          400           20        2,219
Interfund Transfers -
 Net                        10,938,673         9,587    1,413,800    2,545,830      310,706
Distributions to
 Participants                  (32,988)            3          389          836           81
                           -----------   -----------   ----------  -----------  -----------
Net Increase/
 (Decrease)                 11,253,320         9,733    1,426,012    3,076,288      314,880
Net Assets Available
 For Benefits, January
 1, 1996                       361,367            --            --           --           --
                          ------------   -----------    ----------  -----------  -----------
Net Assets Available
 for Benefits,
 December 31, 1996         $11,614,687        $9,733    $1,426,012   $3,076,288     $314,880
                           ===========        ======    ==========  ===========  ===========

                                           Capital       Small
                              Equity        Appre-        Cap
                              Income       ciation       Value       SEI      Participant
                               Fund          Fund        Fund       Stock        Loans          Total
                            -----------  ------------  ---------  ----------  ------------  -------------
Employee
Contributions               $  502,088   $   840,828   $108,135    $     --      $     --      4,909,522
Employer
Contributions                  169,076       275,630     30,636          --            --      1,344,992
Net Realized/
Unrealized
Gain (Loss)                     19,849      (324,204)    49,428       9,448            --       (225,114)
Dividend and
Interest Income                987,254     2,517,385     36,444       4,248            --      7,127,485
Interfund Transfers -
 Net                        (6,610,539)  (12,590,248)  (357,862)     (7,309)      108,140             --
Distributions to
 Participants                 (553,364)     (904,467)   (10,690)    (26,338)      (35,166)     (3,853,924)
                            ----------   -----------   --------    --------      --------    -----------
Net Increase/
 (Decrease)                 (5,485,636)  (10,185,076)  (143,909)    (19,951)       72,974      9,302,961
Net Assets Available
 For Benefits, January
 1, 1996                     5,485,636    10,185,076    143,909     429,505       627,827      43,791,772
                            ----------   -----------   --------    --------      --------    -----------
Net Assets Available
 for Benefits,
 December 31, 1996          $       --   $        --   $     --    $409,554      $700,801     $53,094,733
                            ==========   ===========   ========    ========      ========     ===========


         The accompanying notes are an integral part of this statement.

                                SEI INVESTMENTS
                                ---------------

                           CAPITAL ACCUMULATION PLAN
                           -------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                          DECEMBER 31, 1996 and 1995
                          --------------------------


1.    PLAN DESCRIPTION:
      ----------------

The following description of the SEI Investments (the "Company") Capital Accumulation Plan (the "Plan"), formerly SEI Corporation Capital Accumulation Plan, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Effective January 1, 1983, the Board of Directors of the Company established the Savings and Investment Plan ("SIP"), a contributory defined contribution plan.

Effective January 1, 1988, the SEI Corporation Tax Credit Employee Stock Ownership Plan ("ESOP") transferred its assets to SIP, and SIP was renamed the SEI Corporation Capital Accumulation Plan. All ESOP participants are fully vested. These transferred assets will be distributed in a lump sum to participants or their beneficiaries upon termination of employment, retirement, death, or total disability. There will be no other activity related to these assets.

Effective April 1, 1993, the ESOP was eliminated. ESOP participants were required to direct their balances to the other investment options or to take distributions. ESOP participants remain fully vested in these amounts.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. An employee may enroll in the Plan on the first day of the payroll period in the month following their date of employment. A participant may make tax-deferred contributions to the Plan up to the lesser of 15 percent of compensation or $9,500 for the calendar year 1996, which are deposited into a "deferral account." Beginning January 1, 1995, a participant is no longer permitted to make post-tax contributions. Prior to January 1, 1995, a participant could have made post-tax contributions up to 10 percent of their compensation which were deposited into a "savings account".

All Company contributions are discretionary and will be made out of available profits. The Company's matching contribution may not exceed four percent of the participant's annual compensation or $3,600, whichever is lower, and will be credited to the participant's matching contribution account. In addition, the Company may make a contribution to all participants which will be allocated among eligible participants in the same proportion that each participant's compensation bears to the aggregate compensation of all participants.

The latter Company contributions will be credited to the participant's profit-sharing account. Participants are eligible to receive Company contributions at the point when the participant is eligible to contribute to the Plan. The Company's matching contributions to the Plan were $1,344,992 and $1,064,735 for 1996 and 1995, respectively. The Company made no other discretionary contributions during 1996 and 1995.

As of December 31, 1996, contributions may be invested in the following investment options: a Stable Asset Fund, a Core Fixed Income Fund, a Large Cap Value Fund, a Core International Fund, a Small Cap Growth Fund, a Large Cap Growth Fund, a Diversified Moderate Growth Fund, a Diversified Global Growth Fund, a Diversified Global Stock Fund and a Diversified Conservative Fund. All funds in the Plan are sponsored by the Company.

A description of each investment option is provided below:

      STABLE ASSET FUND--This fund is designed to maintain the value of the money contributed to the Plan and earn interest. The fund invests mostly in Guaranteed Investment Contracts purchased from insurance companies and other financial institutions which are either highly rated (AAA or AA) or guaranteed by the U.S. Government or its agencies. This fund's contract value approximates fair value.

      CORE FIXED INCOME FUND--This fund invests in governmental and corporate bonds and is structured to earn income without significant price improvement.

      LARGE CAP VALUE FUND--This fund is structured to invest in equity securities of large companies. This fund invests in the stocks of companies whose prices appear low relative to certain fundamental characteristics such as earnings, book value, or return on equity. The value of the fund will rise and fall based on these companies' performance.

      CORE INTERNATIONAL FUND--This fund purchases equity securities in companies outside of the United States. A majority of these investments are made in European and Asian companies that have a long-term potential for growth.

      SMALL CAP GROWTH FUND--This fund invests in equity securities of small companies. The object of this fund is to allow the investment to grow as the companies grow.

      LARGE CAP GROWTH FUND--This fund invests in equity securities of large companies. The object of this fund is to allow the investment to grow as the companies grow.

      DIVERSIFIED MODERATE GROWTH FUND--This fund seeks to provide long-term capital appreciation with a limited level of current income through investments in equity and fixed-income funds, including non-U.S. Equity funds.

      DIVERSIFIED GLOBAL GROWTH FUND--This fund invests primarily in other equity funds. The object of this fund is to provide long-term capital appreciation through participation in both U.S. and international equity markets.

      DIVERSIFIED GLOBAL STOCK FUND--This fund's object is to provide long-term capital appreciation through participation in the global equity markets. The fund achieves this goal primarily through investment in both U.S. and non-U.S. equities.

      DIVERSIFIED CONSERVATIVE FUND--This fund invests primarily in money market and fixed income funds to provide current income with the opportunity for capital appreciation.

Participants are immediately vested in their voluntary contributions to the Plan. Participants obtain a non-forfeitable right of ownership in all employer contributions credited to their accounts at the time of contribution.

Amounts in participants' accounts will be distributed in the form of an annuity, lump sum amount, or a combination thereof to participants or their beneficiaries upon termination of employment, retirement, death, or total disability.
Employee contributions in a participant's deferral account may be withdrawn during employment after the employee reaches age 59 1/2 or upon showing immediate and substantial financial hardship. The post-tax feature provides for employee contributions in a participant's savings account to be eligible for withdrawals at any time.

Under the tax-deferral feature, after two years of participation in the Plan, a participant is eligible for a loan amount not to exceed the lesser of $50,000 or 50% of his salary deferred account balance; the minimum loan amount is $1,000. The loans are made at a rate equivalent to those being charged on similar commercial loans with terms from one year to five years, except for loans for the purchase of a primary residence, which can have terms of up to 10 years. Participants may only borrow against their accounts if they have been making tax-deferred contributions for at least 24 months.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     ------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared using the accrual basis of accounting.

Income Taxes
------------

The Plan is qualified pursuant to Section 401(a) of the Internal Revenue Code (the "Code") and accordingly the trust is exempt from income taxation under the provisions of Section 501(a) of the Code. In October of 1995, the Plan received a favorable determination letter from the IRS. This signifies that the Plan meets the Code requirements for design. Management believes the Plan is designed and operating in compliance with the Code and accordingly, there is no provision for income taxes in the accompanying financial statements.

Valuation of Investments
------------------------

The Plan's investments are stated at market value in the accompanying financial statements.

Management's Use of Estimates
-----------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of the net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.   INVESTMENTS:
     -----------

Effective April 1, 1993, the Plan terminated its investment relationship with CIGNA Corporation and Sanford C. Bernstein & Co., Inc. and added the following SEI sponsored money market and mutual funds: Stable Asset Fund, Intermediate Taxable Bond Fund, Equity Value Fund, International Equity Fund and Small Cap Growth Fund.

Effective April 1, 1993, the Plan terminated the trustee and recordkeeping relationship with Boatmen's Trust Company and transferred the trustee function to SEI Trust Company (formerly Eagle Trust Company) and the recordkeeping function to SEI Investments Management Company, both of which are wholly owned subsidiaries of SEI Investments Company.

Effective December 1995, the Plan added the following mutual funds sponsored by the Company: Small Cap Value Fund and Large Cap Growth Fund. During 1995, the names of several funds were changed. The Equity Value Fund was changed to the Large Cap Value

Fund; the Intermediate Taxable Bond Fund was changed to the Core Fixed Income Fund; the International Equity Fund was changed to the Core International Fund.

In May 1995, the Company entered into an agreement with KPMG Peat Marwick ("KPMG") to assume its full-service recordkeeping operations. As a result of the agreement, the Plan's recordkeeping function was transferred from SEI Investments Management Company, a wholly owned subsidiary of the Company, to KPMG as of November 1995.

During 1996, the Plan closed the Equity Income Fund, the Capital Appreciation Fund and the Small Cap Value Fund to investments by Plan participants and Plan participants were required to transfer the funds to other investments under the Plan. In 1996, the Plan opened the Diversified Moderate Growth Fund, the Diversified Global Growth Fund, the Diversified Global Stock Fund and the Diversified Conservative Fund, all of which are funds of the SEI Allocation Trust, to participant investment.

The fair market values of individual assets that represent 5% or more of the Plan's net assets available for benefits as of December 31, 1996 and 1995 are as follows:

     1996:
     ----
          Stable Asset Fund                          $ 5,944,371
          Core Fixed Income Fund                       3,088,457
          Large Cap Value Fund                        11,355,493
          Core International Fund                      4,111,927
          Small Cap Growth Fund                       11,002,836
          Large Cap Growth Fund                       11,611,527
          Diversified Global Stock Fund                3,075,452

     1995:
     ----
          Stable Asset Fund                          $ 5,984,299
          Core Fixed Income Fund                       3,251,428
          Equity Income Fund                           5,484,465
          Large Cap Value Fund                         4,540,387
          Capital Appreciation Fund                   10,182,900
          Core International Fund                      3,664,923
          Small Cap Growth Fund                        9,080,216

4.    PLAN EXPENSES:
      -------------

All normal administrative costs of the Plan are paid by the Company.

5.   PLAN TERMINATION:
     ----------------

Although it has no expressed intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of whole or partial termination of the Plan, or complete discontinuance of employer contributions, each participant shall receive a total distribution of their account.

6.   DISTRIBUTIONS TO PARTICIPANTS:
     -----------------------------

Distributions to terminated participants are generally made in the year following termination. Distributions payable to participants at December 31, 1996 and 1995 amounted to $282,930 and $165,169, respectively.

7.   RECONCILIATION TO FORM 5500:
     ---------------------------

Distributions payable to participants are recorded as a liability in the Plan's Form 5500 and not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company.

                                                                                    Net Assets Available
                                                                                        for Benefits
                                                                                        December 31,
                                           1996               1996          ------------------------------------
                                         Accrued            Benefits
                                      Distributions           Paid                1996                1995
                                    ------------------  -----------------  ------------------  ------------------
Per financial statements            $               --        $3,853,924         $53,094,733         $43,791,772
Accrued distributions                          282,930           282,930            (282,930)           (165,169)
Reversal of 1995 accrual
   for distributions                                --          (165,169)                 --                  --
                                              --------        ----------         -----------         -----------

Per Form 5500                                 $282,930        $3,971,685         $52,811,803         $43,626,603
                                              ========        ==========         ===========         ===========

                                                                      SCHEDULE I

                               SEI INVESTMENTS
                               ---------------
                           CAPITAL ACCUMULATION PLAN
                           -------------------------
                                EIN #23-1707341
                                ---------------
                                   PIN #002
                                   --------

                      ITEM 27(a)--SCHEDULE OF ASSETS HELD
                      -----------------------------------
                            FOR INVESTMENT PURPOSES
                            -----------------------
                               DECEMBER 31, 1996
                               -----------------

   No. of                                                                                    Current
   Shares                            Description                            Cost              Value
---------------  ---------------------------------------------------  -----------------  ----------------
  5,944,371      SEI* Stable Asset Fund                                     $ 5,944,371       $ 5,944,371

    301,566      SEI* Institutional Managed                                   3,107,202         3,088,457
                 Trust--Core Fixed Income Fund

    766,327      SEI* Institutional Managed                                  10,584,968        11,355,493
                 Trust--Large Cap Value Fund

    424,590      SEI* International                                           4,327,572         4,111,927
                 Trust--Core International Fund

    691,921      SEI* Institutional Managed                                  11,210,004        11,002,836
                 Trust--Small Cap Growth Fund

    757,488      SEI* Institutional Managed                                  11,711,263        11,611,527
                 Trust--Large Cap Growth Fund

        956      SEI* Asset Allocation Trust--Diversified Moderate                9,651             9,724
                 Growth Fund

    130,062      SEI* Asset Allocation Trust--Diversified Global              1,417,434         1,425,624
                 Growth Fund

    257,648      SEI* Asset Allocation Trust--Diversified Global              2,542,943         3,075,452
                 Stock Fund

     31,862      SEI* Asset Allocation Trust--Diversified                       313,254           314,794
                 Conservative Fund

     18,364      SEI* Stock                                                     124,324           409,400

     14,561      Cash and Short-Term Fund                                        14,561            14,561

      N/A        Participant Loans (Interest rates range from 8.0%              700,801           700,801
                 - 11.5%)                                                   -----------       -----------

                    Total                                                   $52,008,348       $53,064,967
                                                                            ===========       ===========

* Represents a party-in-interest

                                                                     SCHEDULE II

                                SEI INVESTMENTS
                                ---------------
                           CAPITAL ACCUMULATION PLAN
                           -------------------------
                                EIN #23-1707341
                                ---------------
                                    PIN #002
                                    --------

                ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS
                -----------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      ------------------------------------

                                               Number    Number                                          Gain/
                                                 of        of     Purchase      Sale         Cost        (Loss)
    Description of Assets or Security         Purchases  Sales     Price      Proceeds       Basis      on Sale
-----------------------------------------     ---------  ------  ----------  -----------  -----------  ----------
Single
------
SEI* Institutional Managed Trust--
 Equity Income Fund                                  --       1  $  --        $5,183,356  $ 5,062,991  $ 120,365

SEI* Institutional Managed Trust--
 Capital Appreciation Fund                            1       1   2,394,721    9,513,391   10,153,277   (639,886)

SEI* Institutional Managed Trust--
 Large Cap Value Fund                                 1      --   5,198,104           --           --         --

SEI* Institutional Managed Trust--
 Large Cap Growth Fund                                1      --   9,513,391           --           --         --

Series
------
SEI* Stable Asset Fund                               96     116   2,870,627    2,989,712    2,989,712         --

SEI* Institutional Managed Trust--
 Equity Income Fund                                  93     161   2,100,367    2,435,690    2,202,704    232,986

SEI* Institutional Managed Trust--
 Large Cap Value Fund                               127     136   2,634,033    1,456,117    1,184,032    272,085

SEI* Institutional Managed Trust--
 Capital Appreciation Fund                          100     170   1,572,023    4,392,007    4,040,940    351,067

SEI* Institutional Managed Trust--
 Small Cap Growth Fund                              138     175   5,526,648    3,489,642    2,842,763    646,879

SEI* Institutional Managed Trust--
 Large Cap Growth Fund                              116      78   2,308,520      541,316      503,631     37,685

SEI* Asset Allocation Trust--
 Diversified Global Stock Fund                       11       1   2,548,260        5,205        5,244        (39)

The purchase prices and selling prices of the above transactions represent the current value of the assets on the transaction date.

* Represents a party-in-interest

                                  SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees ( or other persons who administer the employee benefit plan ) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                              SEI Investments Capital Accumulation Plan



Date:  December 2, 1997       By /s/  Carmen V. Romeo
       ----------------          -----------------------------------------
                                 Carmen V. Romeo
                                 Chairman